Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5130	E-mail Address kkennedy@stblaw.com

September 3, 2019

Russell Mancuso

Thomas Jones

Gary Newberry

Lynn Dicker Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	10x Genomics, Inc.

Registration Statement on Form S-1

Filed August 19, 2019 File No. 333-233361

Ladies and Gentlemen:

We are submitting this letter on behalf of 10x Genomics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated August 28, 2019 (the “comment letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-233361), filed with the Commission on August 19, 2019 (the “Registration Statement”). Additionally, the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects revisions in response to the comment letter and certain other updates.

For the Staff’s reference, we are providing the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

To assist the Staff’s review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter (other than those in the Staff’s comments) correspond to the pages in Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-1 submitted August 19, 2019

Our amended and restated bylaws will designate a state or federal court located ..., page 60

1.	Please reconcile the disclosure in this section with Article IX of exhibit 3.4.

In response to the Staff’s comment, the Company has revised its disclosure on page 61.

NEW YORK     BEIJING     HONG KONG     HOUSTON     LONDON     LOS ANGELES     SÃO PAULO     TOKYO     WASHINGTON, D.C.

Results of Operations, page 84

2.

We note your disclosure on page 7 that the Single Cell CNV and Link-Read solutions have not significantly contributed to revenue to date, and your disclosure on page 17 that your Single Cell Immune Profiling and Single Cell ATAC solutions were recently introduced. Given that and your disclosure on page 79 that Single Cell Gene Expression consumables accounted for approximately half of your revenue in the periods presented, please clarify what products accounted for the balance of your consumables revenue in the periods presented, and address any material changes to the contributions of those products, and any product that contributed disproportionately to your revenue or margins.

In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and 81.

3.	Please clarify the extent of changes due to the introduction of Next GEM.

In response to the Staff’s comment, the Company has revised its disclosure on page 83.

Revenue, page 85

4.

Based on your disclosure here read with your disclosure on page 77, it appears that the number of instruments sold during the first half of the year was smaller than during the last half of the previous year. If so, please discuss the reasons for this development.

In response to the Staff’s comment, the Company has revised its disclosure on pages 78 and 79.

Silicon Valley Bank Loan and Security Agreement, page 93

5.

Please clarify the basis for the statement in your response to prior comment 4 that you do not believe that the rulings pose even a potential risk of your ability to meet the revenue covenant targets; address in your response whether the ruling could affect your ability to sell instruments operating the specified chips. Also (1) tell us how an adverse outcome in other pending litigation could affect your response, and (2) revise your disclosure to provide sufficient information for investors to evaluate the extent of change from the results and trends disclosed in your prospectus that could occur without violating the covenant.

The Company respectfully advises the Staff that, with respect to the Company’s pending litigation, the Company does not expect to receive any judgments, orders or rulings that would materially adversely impact the Company’s ability to generate revenue during the remainder of 2019.

The Company supplementally advises the Staff that with respect to revenue from sales of GEM solutions and instruments, the Company has not identified, nor does the Company believe there is, even a potential risk from the outcome of the rulings threatening the Company’s ability to meet the minimum revenue requirements because:

•	the manufacturing of GEM microfluidic chips has shifted to the U.S. from Germany, as disclosed on pages 48 (The ITC 1068 Action) and 49 (The Germany Action);

•	as of the August 28, 2019 injunction effective date, all instruments sold operate exclusively with Next GEM solutions as disclosed on page 46 (The 2015 Delaware Action); and

•

as disclosed on page 46, the Company is permitted to sell the Company’s GEM products for use with the Company’s historical installed base of instruments, provided the Company pays a royalty (The 2015 Delaware Action).

With respect to revenue from sales of Next GEM solutions and instruments, the Company supplementally advises the Staff that there is limited risk from an adverse outcome in other pending litigation that would impact the Company’s ability to meet the minimum revenue requirements because:

•

any ITC adverse ruling, which is expected no earlier than late September 2019, would have a 60 day Presidential Review period as disclosed on pages 47-48, and by that date the Company expects to have sufficient 2019 monthly revenue such that even if the Company’s revenue was zero in December 2019 the Company would be able to meet the minimum revenue requirements for the applicable trailing six-months periods on which the Company’s revenue covenant is calculated.

In addition, as noted in the Company’s prior response, the revenue forecasts that will form the basis of the minimum revenue requirements for 2020 will account for the then current and any expected future impact of rulings entered during 2019 or reasonably expected for 2020.

In response to the Staff’s comment, the Company has revised its disclosure on page 95.

Voting Rights, page 161

6.	Please address section 4.4(D)(9) of exhibit 3.2.

In response to the Staff’s comment, the Company has revised its disclosure on pages 164 and 165.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw provisions, page 163

7.

If any amendment to any provision of your bylaws requires approval of two-thirds of the voting power of your stock—not just amendment of the provisions disclosed here, please revise your prospectus to clarify. We note Article V of exhibit 3.2.

In response to the Staff’s comment, the Company has revised its disclosure on pages 60 and 167.

Lock-up agreements, page 170

8.	Please disclose the duration of the agreements mentioned here and on page 166 and 176.

In response to the Staff’s comment, the Company has revised its disclosure on pages 170, 172, 174 and 180.

Report of Independent Registered Public Accounting Firm, page F-2

9.

We note the disclosures in Note 7 relating to the July and August 2019 matters in the 2015 Delaware Action, and which appear to be part of the audited information. Tell us why you have not dual-dated your opinion as to Note 7. See PCAOB AS 3110 and AS 4101.

The Company respectfully advises the Staff that the report of the Company’s independent registered public accounting firm is not dual-dated and that the Company has revised its disclosure on page F-28. In addition, the Company’s independent registered public accounting firm has revised its consent to refer to the correct date of its opinion.

Exhibits

10.

Please provide us your analysis of how your reference to “exclusive means” in section 2.03(C)(3) of exhibit 3.4 is consistent with applicable provisions of the Exchange Act. We note for example the deadline for submitting a proposal.

In response to the Staff’s comment, the Company has revised Section 2.03(C)(3) of Exhibit 3.4.

Exhibit 23.2, page II-3

11.

We note that your auditor’s consent refers to their audit opinion dated “May 10, 2019, except for Note 13, as to which the date is August 19, 2019”. However, the audit opinion on page F-2 is dated May 10, 2019 with no dual dating. Please have your auditor revise its consent to refer to the correct date of its opinion. See also our comment issued on the Report of Independent Registered Public Accounting Firm on page F-2.

As noted above in response to comment #9, Exhibit 23.2 has been updated to refer to the correct date of the audit opinion.

* * * * * * *

Please call me (650-251-5130) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Kevin Kennedy
Kevin Kennedy

cc:	Serge Saxonov, Chief Executive Officer,

Eric Whitaker, General Counsel and Secretary

10x Genomics, Inc.